AVROBIO, Inc.

One Kendall Square

Building 300, Suite 201

Cambridge, MA 02139

January 10, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AVROBIO, Inc.

Registration Statement on Form S-3 filed December 20, 2019 (File No. 333-235641)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AVROBIO, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 14, 2020, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (617) 570-1483.

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Sincerely,
AVROBIO, INC.

/s/ Geoff MacKay
Geoff MacKay
President and Chief Executive Officer

cc:    Erik Ostrowski, AVROBIO, Inc.

Arthur R. McGivern, Esq., Goodwin Procter LLP

James Xu, Esq., Goodwin Procter LLP